

SE 05040168 MISSION

VF 4-28-05

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 41748 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Audobon Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street, 27th Floor
(No. and Street)

New York, NY 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sidney D. Wexler (212) 686-4300
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sidney D. Wexler
(Name – *if individual, state last, first, middle name*)

10 East 40th Street, New York, NY 10016
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 05 2005
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 01 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
07

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

**************************************

AUDOBON SECURITIES, INC.

FINANCIAL STATEMENT

DECEMBER 31, 2004

**************************************

SIDNEY D. WEXLER
CERTIFIED PUBLIC ACCOUNTANT

CONTENTS

AUDITED FINANCIAL STATEMENTS



pgm\dubswi.fin

SIDNEY D. WEXLER
CERTIFIED PUBLIC ACCOUNTANT

10 East 40th Street, New York, N Y 10016

SIDNEY D. WEXLER, CPA
212/686-4300
LARRY GREENSTEIN, CPA

## AUDITOR'S REPORT

Board of Directors
Audobon Securities, Inc.
9 West 57th Street, 27th Floor
New York, New York 10019

I have audited the accompanying balance sheet of Audobon Securities, Inc. as of December 31, 2004, and the related statements of income, retained earnings, and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Audobon Securities, Inc. as at December 31, 2004, and the results of its operations and its cash flow for the year then ended in conformity with generally accepted accounting principals.

My examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The statement

of the computation of the minimum capital requirements is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by section 1.17 of the regulations under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements, and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



SIDNEY D. WEXLER
Certified Public Accountant

New York, New York
March 29, 2005

SIDNEY D. WEXLER
CERTIFIED PUBLIC ACCOUNTANT

10 East 40th Street, New York, NY 10016

SIDNEY D. WEXLER, CPA
LARRY GREENSTEIN, CPA

212/686-4300

Board of Directors
Audobon Securities, Inc.
9 West 57th Street, 27th Floor
New York, New York 10019

I have examined the financial statements of Audobon Securities, Inc. as of December 31, 2004 and have issued my report thereon dated March 29, 2005. As part of my examination I have made a study and evaluation of the company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and regulation 1.16(d) of the Commodity Futures Trading Commission. This study and evaluation included a review of the procedures for safeguarding customer and firm assets. In addition, I reviewed the practices and procedures followed by the company in making computations of the minimum financial requirements pursuant to the regulations of 1.17.

Regulation 1.16(d) states that the scope of the audit and review of the accounting system, the internal accounting controls and procedures for safeguarding customer and firm assets must be sufficient to provide reasonable assurance that any material inadequacies existing at the date of the examination would be disclosed. Under generally accepted standards and regulation 1.16(d) the purpose of such study and evaluation are to establish a basis for reliance on the system of internal accounting control in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion of the financial statements and to provide a basis for reporting weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the

reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance that the cost of a system should not exceed the benefits derived and also recognizes that the evaluation of these factors requires estimates and judgments by management. However, for the purpose of this report under regulation 1.16(d), for the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the benefit of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregations of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projections of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the period ending December 31, 2004, which was made for the purposes set forth in the first paragraph above and which would not necessarily disclose all the weaknesses in the system that may have existed during the period under review, disclosed no weaknesses that I believed to be material.



SIDNEY D. WEXLER, C.P.A.

New York, New York
March 29, 2005

AUDOBON SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

## ASSETS

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| CASH IN BANK | $ | 8,658,133 |
| INVESTMENTS (AT COST) | $ | 4,081,409 |
| ACCOUNTS RECEIVABLE | $ | 19,658 |
| INTEREST RECEIVABLE | $ | 684 |
| LOANS RECEIVABLE - DUBIN & SWIECA HOLDINGS, INC. | $ | 163,595 |
| DUE FROM CLEARING BROKER | $ | 192,436,399 |
| PREPAID EXPENSES | $ | 29,481 |
| **TOTAL CURRENT ASSETS** | **$** | **205,389,359** |
| **FIXED ASSETS:** | | |
| EQUIPMENT | $ | 1,736 |
| FURNITURE AND FIXTURES | $ | 198 |
| LEASEHOLD IMPROVEMENTS | $ | 2,865 |
| | $ | 4,799 |
| LESS: ACCUMULATED DEPRECIATION | $ | (1,944) |
| **TOTAL FIXED ASSETS** | **$** | **2,855** |
| **TOTAL ASSETS** | **$** | **205,392,214** |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| **CURRENT LIABILITIES:** | | |
| ACCRUED EXPENSES PAYABLE | $ | 702,602 |
| SECURITIES SOLD NOT YET PURCHASED | $ | 195,949,150 |
| **TOTAL CURRENT LIABILITIES** | **$** | **196,651,752** |
| **STOCKHOLDERS' EQUITY:** | | |
| COMMON STOCK NO PAR VALUE AUTHORIZED 3,000 SHARES ISSUED AND OUTSTANDING 100 SHARES | $ | 25,000 |
| ADDITIONAL PAID-IN CAPITAL | $ | 4,000,000 |
| RETAINED EARNINGS | $ | 4,715,462 |
| **STOCKHOLDERS' EQUITY** | **$** | **8,740,462** |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | **$** | **205,392,214** |

SEE NOTES TO FINANCIAL STATEMENTS

AUDOBON SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE TWELVE MONTH PERIOD ENDED
DECEMBER 31,2004

| INCOME: | |
|---|---|
| EQUITY INCOME | $ 1,364,787 |
| TRADING INCOME | $ 1,748,098 |
| OTHER INCOME | $ 85 |
| INTEREST INCOME | $ 214,432 |
| **TOTAL INCOME** | **$ 3,327,402** |
| **OPERATING EXPENSES** | |
| OFFICERS SALARY | $ 909,890 |
| OFFICE SALARIES | $ 837,181 |
| ADVERTISING EXPENSE | $ 861 |
| BANK CHARGES | $ 96 |
| BUSINESS GIFTS | $ 400 |
| CHARITABLE DONATIONS | $ 2,318 |
| CONFERENCES | $ 11 |
| CONTINUING EDUCATION | $ 161 |
| DEPRECIATION EXPENSE | $ 439 |
| DUES AND SUBSCRIPTIONS | $ 637 |
| EMPLOYMENT AGENCY FEE | $ 3,454 |
| EQUIPMENT LEASING | $ 588 |
| INSURANCE | $ 4,127 |
| INTEREST EXPENSE | $ 19,687 |
| LICENSES AND PERMITS | $ 19,912 |
| MISCELLANEOUS EXPENSE | $ 3 |
| MOVING AND STORAGE EXPENSE | $ 172 |
| NYC CORPORATION TAX | $ 57,122 |
| NYS CORPORATION TAX | $ 325 |
| NYC RENT TAX | $ 1,254 |
| OFFICE EXPENSE | $ 3,062 |
| PAYROLL SERVICE FEES | $ 335 |
| PAYROLL TAXES | $ 34,724 |
| POSTAGE AND MESSENGERS | $ 334 |
| PROFESSIONAL FEES | $ 79,908 |
| RENT EXPENSE | $ 35,815 |
| REPAIRS AND MAINTENANCE | $ 1,078 |
| RESEARCH FELLOWSHIP | $ 84,696 |
| SALES AND USE TAX | $ 43 |
| TELEPHONE EXPENSE | $ 554 |
| TEMPORARY HELP | $ 463 |
| TRAVEL AND ENTERTAINMENT | $ 3,448 |
| UTILITIES | $ 164 |
| **TOTAL OPERATING EXPENSES** | $ 2,103,262 |
| **NET INCOME** | **$ 1,224,140** |
| **RETAINED EARNINGS - JANUARY 1, 2004** | $ 3,491,322 |
| **RETAINED EARNINGS - DECEMBER 31, 2004** | **$ 4,715,462** |

SEE NOTES TO FINANCIAL STATEMENTS

AUDOBON SECURITIES, INC.
STATEMENT OF CASH FLOW
FOR THE TWELVE MONTHS ENDED
DECEMBER 31, 2004

| | | |
|---|---|---|
| **CASH - JANUARY 1, 2004** | $ | 2,169,245 |
| ADD: NET INCOME BEFORE DEPRECIATION | $ | 1,224,579 |
| ACCRUED EXPENSES | $ | 702,509 |
| ACCOUNTS RECEIVABLE | $ | 241,159 |
| DUE FROM CLEARING BROKER | $ | 40,305,685 |
| ADDITIONAL PAID-IN CAPITAL | $ | 4,000,000 |
| **TOTAL SOURCE** | $ | 48,643,177 |
| | | |
| LESS: FIXED ASSETS PURCHASED | $ | 3,294 |
| LOANS PAYABLE - DUBIN & SWIECA HOLDINGS, INC. | $ | 371,309 |
| INTEREST RECEIVABLE | $ | 684 |
| INVESTMENTS (AT COST) | $ | 3,811,109 |
| PREPAID EXPENSES | $ | 593 |
| ACCOUNTS PAYABLE | $ | 12,077 |
| SECURITIES SOLD NOT YET PURCHASED | $ | 35,785,978 |
| **TOTAL APPLICATION** | $ | 39,985,044 |
| **CASH - DECEMBER 31, 2004** | $ | 8,658,133 |

SEE NOTES TO FINANCIAL STATEMENTS



SIDNEY D. WEXLER
CERTIFIED PUBLIC ACCOUNTANT

AUDOBON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 1 - NAME CHANGE

Dubin & Swieca Securities, Inc., filed with the State of Delaware on August 25, 1997, a Certificate of Amendment of Certificate of Incorporation, to change its name to Audobon Securities, Inc., and it was granted.

NOTE 2 - ORGANIZATION

Audobon Securities, Inc. ("Company") was granted approval as a broker-dealer in securities under the Securities Exchange Act of 1934 by the Securities and Exchange Commission on December 1, 1989. The Company was incorporated in Delaware on June 21, 1989 for the purpose of engaging in the various activities of the securities business.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the net capital provisions of the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires maintenance of minimum net capital. At December 31, 2004 the Company had net capital of $6,034,751, which was $5,934,751 in excess of its required net capital of $100,000.

NOTE 4

The Company has elected to be treated as a Subchapter "S" corporation for Federal and New York State tax purposes. All income and losses will be taxed to the stockholders individually. New York City does not recognize the Subchapter "S" corporation and therefore, the corporation is liable for any taxes which may be due.

NOTE 5

All common stock is owned by Henry Swieca and Glenn Dubin who are also the company's Managing Directors. The stock has no "Stated Value". It's value on the financial statements reflects the amounts contributed by the shareholders prior to commencing operations.

NOTE 6

The company is a member of the National Futures Association, a self-regulatory organization. The company is required by the NFA to meet certain capital requirements, and to make certain financial disclosures. Management asserts that all requirements have been met.

NOTE 7

These financial statements have been prepared under the accrual method of accounting. For tax purposes, the company has elected to report its income and expenses under the cash accounting method.

NOTE 8

The loans receivable from Dubin & Swieca Holdings, Inc. in the amount of $163,595 represent excess received paid by them on behalf of the company as of December 31, 2004. All common expenses incurred by Audobon Securities, Inc., Dubin & Swieca Asset Management, LLC, and Dubin & Swieca Capital Management, LLC are paid for by Dubin & Swieca Holdings, Inc. As the principals of Audobon Securities, Inc. and Dubin & Swieca Holdings, Inc. are the same principals, therefore, there is no interest due on these advancements.

NOTE 9

The company has a lease at its present office located at 9 West 57th Street, New York, New York, which expires in the year 2011. The company is not in arrears on its lease at this time. In December 2004 the lease was transferred to J.P. Morgan Chase.

NOTE 10 - LITIGATION

The General Counsel of Audobon Securities, Inc. has informed us that there are no lawsuits or litigations pending or ongoing at the present time.

NOTE 11 - DUE FROM CLEARING BROKER AND SECURITIES SOLD, NOT YET PURCHASED

Securities sold, not yet purchased represent listed equity securities that have been sold short and are valued at current market prices. Hedging such short sales is a put-call contract with a broker which represents the entire portfolio of securities sold short. The company earns interest from the broker on the proceeds received from the short sale. The put-call contract and the proceeds from the short sales are included in Due From Clearing Broker on the accompanying Statement of Financial Condition. The Clearing Broker is Bear Stearns Securities Corp.

AUDOBON SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AS OF DECEMBER 31,2004

| | |
|---|---|
| **STOCKHOLDERS' EQUITY - JANUARY 1, 2004** | $ 3,516,322 |
| NET INCOME | $ 1,224,140 |
| ADD: ADDITIONAL PAID-IN CAPITAL | $ 4,000,000 |
| **STOCKHOLDERS' EQUITY - DECEMBER 31, 2004** | **$ 8,740,462** |

AUDOBON SECURITIES, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
AS OF DECEMBER 31, 2004

| | |
|---|---|
| TOTAL OWNERSHIP EQUITY FROM STATEMENT OF FINANCIAL CONDITION | $ 8,740,462 |
| **LESS: NONALLOWABLE ASSETS:** | |
| INVESTMENTS (AT COST) | $ 270,300 |
| LOANS RECEIVABLE - DUBIN & SWIECA HOLDINGS, INC. | $ 163,595 |
| FIXED ASSETS | $ 2,855 |
| PREPAID EXPENSES | $ 29,481 |
| **TOTAL NONALLOWABLE ASSETS** | $ 466,231 |
| **NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS** | $ 8,274,231 |
| **HAIRCUTS:** | |
| BONDS | $ 256,500 |
| EQUITIES | $ 1,972,285 |
| MONEY MARKET | $ 10,695 |
| **ADJUSTED NET CAPITAL** | $ 6,034,751 |
| MINIMUM NET CAPITAL REQUIREMENTS | $ 100,000 |
| **EXCESS NET CAPITAL** | $ 5,934,751 |

THERE EXISTED NO MATERIAL DIFFERENCES BETWEEN AUDOBON SECURITIES, INC.'S COMPUTATION OF NET CAPITAL ON THE AMENDED UNAUDITED PART 11A AND MY COMPUTATION.